SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

Polska Telefonia Cyfrowa Sp. z o.o.

(Exact Name of Registrant as Specified in Its Charter)

Al. Jerozolimskie 181, 02-222 Warsaw

(Address of Principal Executive Offices)

Poland

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F

      Ö

Form 40-F ______________

Indicate by check mark whether the registrant by furnishing the information contained in the Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No

      Ö

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

News Release

CHANGE IN THE POLISH-DUTCH TAX CONVENTION

Warsaw, Poland – August 29, 2003 – Polska Telefonia Cyfrowa Sp. z o.o. (PTC), (www.era.pl) the leading Polish wireless provider of nationwide dual band GSM 900 & GSM 1800 services, and holder of the UMTS license, outlines its current understanding as to the impact on its financial expenses and financing structure of the Convention between the Kingdom of the Netherlands and the Republic of Poland for the avoidance of double taxation and the prevention of fiscal evasion with respect to taxes on income signed on February 13, 2002, (“Convention”).

PTC informed in its second quarter results press release, dated August 13, that it had become aware of the Convention and was in consultation with its advisors to assess its implications on PTC’s future cost of financing. Whilst these consultations are ongoing, we would like to present our current understanding of the consequences the Convention may cause to PTC, in order to provide more insight on the topic to the financial community. Our current understanding should not be regarded as legal or tax advice and we encourage all investors to seek professional advice from their legal and tax counsels.

PTC’s Notes were issued by PTC International Finance II S.A., a company registered in Luxembourg, a subsidiary of PTC International Finance (Holding) B.V., a company registered in the Netherlands, a direct subsidiary of PTC. The Convention will impact the on-lending agreements between PTC International Finance (Holding) B.V. and PTC.

The Convention imposes a five percent withholding tax on interest payments made by Polish entities to companies domiciled in the Netherlands. We have been advised that the tax applies from January 1, 2004, for agreements signed on or after the date of signing the Convention, i.e. February 13, 2002, and from January 1, 2005, for agreements signed prior to February 13, 2002. Due to the fact that all outstanding PTC Notes were issued prior to the aforementioned date, we currently understand that PTC will be obligated to bear the additional financing cost from January 1, 2005.

The indentures include a tax redemption option, which provides for an early redemption of the Notes at the price of 100 percent of the principal amount of the Notes plus accrued interest, which may be utilized by PTC by giving notice no earlier than 90 days prior to the earliest date on which PTC would be obligated to pay additional amounts resulting from a change in withholding tax regulations and such obligation could not be avoided by the use of reasonable measures available to PTC. To date neither we, nor our advisors have identified a solution enabling PTC, by the use of reasonable measures, to avoid withholding tax provided by the Convention.

A new EU Directive 2003/49/EC of 3 June 2003 on a common system of taxation applicable to interest and royalty payments made between associated companies of different member states provides for no withholding taxes to be levied on interest payments between EU member states from January 1, 2004. To the best of our knowledge, exemption periods have been already granted to Portugal, Spain, and Greece. We understand that the Republic of Poland has also requested an exemption period, which, if granted, would permit Poland to levy the withholding tax. We are not able to provide any guidance on the likelihood of the exemption period being granted by the European Commission.

It is our understanding that, assuming Poland is granted the exemption to the EU Directive, PTC will be entitled to exercise its tax redemption option no earlier than 60 days prior to January 1, 2005.

Management of PTC has not taken any decision as to its future intention to exercise the tax redemption option and any such decision would require consultation with and prior approval by PTC’s shareholders.

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For further information please contact:

Karol Depczyński
Director of Strategic Financial Planning
( (+48) 22 413 3112
Mobile: (+48) 604 470 473
Fax: (+48) 22 413 6235

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

POLSKA TELEFONIA CYFROWA Sp. z o.o.

(Registrant)

By: /s/ Boguslaw Kulakowski

Boguslaw Kulakowski, Director General

By: /s/ Wilhelm Stueckemann

Wilhelm Stueckemann, Director of Network Operations

By: /s/ Jonathan Eastick

Director of Finance

August 29, 2003

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